ADVISORY BOARD MEMBER CONSULTING AGREEMENT

THIS ADVISORY BOARD MEMBER CONSULTING AGREEMENT (“Agreement”) is made as of January 1, 2012, by and between Stellar Biotechnologies, Inc., a California corporation (the “Company”), and Daniel E Morse, Ph. D.(“Consultant”).

R E C I T A L S :

A.

Company has formed an Advisory Board to assist it in evaluation of its research and development and business activities.

B.

Company wishes to engage the services of Consultant, as a member of its Advisory Board, to provide the services set forth below, and Consultant wishes to provide such services.

NOW, THEREFORE, in consideration of the covenants hereinafter stated, the parties agree as follows:

1.

Consulting Services.  Consultant shall provide general consulting services to Company (the “Services”) as a member of its Advisory Board, to include:

a.

Attending and participating an annual Advisory Board meeting (the meeting to last approximately two (2) days including travel; date, time and other details to be mutually agreed upon by the parties);

b.

Attending (in person or telephonically) one (1) meetings each month with the Company’s executives and/or senior staff (each meeting to last approximately ½ day; date, time and location to be mutually agreed upon by the parties);

c.

Participating in conference calls with the Company’s executives and/or senior staff on an “on-call” basis during normal business hours; and

d.

Responding promptly to any phone calls or emails sent by the Company’s executives and/or senior staff.

2.

SAB Consulting Compensation;   In consideration for entering into this Agreement and the Services rendered to the Company, the Company shall grant to Consultant the option to purchase Twenty Thousand (20,000) shares of Common granted with concurrently herewith and an additional Twenty Thousand (20,000) to be granted subject to approval by the Board of Directors of the Company at the beginning of each successive year of service, if the appointment to the SAB is continued, for two subsequent years.  The options vest pursuant to the terms and provisions of the Non-Qualified Stock Option Agreement attached hereto as Exhibit A.

b.

In consideration for services provided during attendance at meetings of the Scientific Advisory board the Company shall pay consultant a an annual retainer of Twelve Thousand Dollars ($12,000.00) per year of service, payable in twelve (12) monthly installments, for the time prescribed in Section 1, plus an hourly fee of Three Hundred Dollars ($300) per hour for services considered to be beyond the scope of consultant’s role as Advisory Board Member.

c.

In consideration for services provided specifically toward assisting the Company in the attainment of certain business development milestones identified in the Company’s performance share agreement approved by the TSX Venture Exchange, the Company has also designated consultant as a recipient of 200,000 Performance Shares to be issued one-third upon the achievement of each of the three milestones.  The terms regarding the issuance of the Performance Shares were disclosed in the Company’s Filing Statement dated December 22, 2009and filed with the Exchange.

d.

The Company shall also reimburse Consultant for all reasonable out-of-pocket expenses actually incurred by Consultant in performance of the Services; provided, however, that the expenses shall be first approved by Company.  Consultant shall present to Company supporting documentation and a detailed explanation of expenses incurred.

3.

Proprietary Rights.

a.

Proprietary Rights Created Outside of Performance of Services.  Any and all inventions, discoveries, processes, ideas, methods, designs and know-how, whether or not patentable, which Consultant may conceive or make either alone or in conjunction with others, prior to the term of this Agreement or during the term of this Agreement that were not developed in connection with the Services performed hereunder, shall remain the exclusive property throughout the world of Consultant.

b.

Proprietary Rights Created in Performance of Services.  All work arising from the Services performed hereunder and all materials and products developed or prepared for Company by Consultant in connection with the Services performed hereunder are the exclusive property throughout the world of Company, and all right, title and interest therein shall vest in Company.  All documentation and other copyrightable materials developed or prepared by Consultant in connection with the Services performed hereunder shall be deemed to be “works made for hire” in the course of the Services rendered hereunder.  To the extent that title to any works arising from the performance of the Services hereunder may not, by operation of law, vest in Company, or such works may not be considered “works made for hire,” all right, title and interest therein, including, without limitation, all copyrights, are hereby irrevocably assigned to Company.  Any and all inventions, discoveries, processes, ideas, methods, designs and know-how, whether or not patentable, which Consultant may conceive or make either alone or in conjunction with others, during the term of this Agreement, which in any way pertain to or are connected with the Services, shall be the sole and exclusive property throughout the world of Company; and Consultant, whenever requested to do so by Company or any subsidiary and/or affiliate thereof, at Company’s expense, and without further compensation or consideration, shall promptly execute any and all applications, assignments and other instruments and perform such acts which Company shall deem necessary or advisable in order to apply for and obtain copyrights, letters, patent and other applicable statutory protection throughout the world for said inventions, ideas and discoveries, and in order to assign and convey to Company the sole and exclusive right, title and interest throughout the world in and to said inventions, discoveries, processes, ideas, methods, designs and know-how, or any applications, copyrights or patents thereof.

4.

Confidentiality.  All inventions, ideas and discoveries which shall become Company’s property pursuant to Paragraph 3 hereof shall be held secret and confidential by Consultant.  Further, during and after the performance by Consultant of the Services and the term of this Agreement, Consultant will not use or disclose or allow anyone else to use or disclose to any third party any “Confidential Information” (as defined below) relating to Company, its products, its research and development, its supplies or customers and the Services to be provided hereunder except as may be necessary in the performance of the Services or as may be authorized in writing in advance by an appropriate officer of Company.  Consultant acknowledges that the foregoing limitation expressly prohibits any use or disclosure of any Confidential Information by Consultant pursuant to lectures or scientific or technical papers or publications.  “Confidential Information” includes any trade secrets, confidential information, knowledge, data or other information of Company relating to products, processes, know-how, designs, formulas, test data, customer lists, business plans, marketing plans and strategies, pricing strategies or other subject matter pertaining to any business of Company or any clients, customers, consultants, licensees or affiliates.  “Confidential Information” shall not include any information which is publicly available at the time of disclosure or subsequently becomes publicly available through no fault of Consultant.  All written information, drawings, documents and other materials prepared by Consultant in the performance of the Services hereunder shall be Company’s sole and exclusive property, and will be delivered to Company upon expiration or termination of this Agreement, together with all Confidential Information, if any, that may have been furnished to Consultant hereunder.

5.

Other Agreements.  Consultant hereby represents that Consultant is not a party to any other agreements or commitments that would hinder Consultant’s performance of the Services, other than those disclosed to Company in advance of the execution of this Agreement.

6.

Term and Termination.  This Agreement shall commence on the date hereof and, unless earlier terminated as provided below, shall continue until one (1) year from the date hereof and shall automatically renew for additional one (1) year periods for up to three (3) subsequent years unless terminated earlier in accordance with the terms of this Agreement.  Either party shall have the right to terminate this Agreement without cause upon thirty (30) days’ prior written notice to the other party.  The provisions of Paragraphs 3 and 4 shall survive and continue after expiration or termination of this Agreement.

7.

Independent Contractor.  Consultant is an independent contractor.  Consultant shall not be deemed for any purpose to be an employee or agent of Company, and neither party shall have the power or authority to bind the other party to any contract or obligation.  Company shall not be responsible to Consultant or any governing body for any payroll-related taxes or insurance related to the performance of the terms of this Agreement.

8.

Disclosure.  Consultant acknowledges and agrees that Company may publicly disclose that Consultant is a member of Company’s Advisory Board.

9.

Assignment.  Consultant may not assign any of his obligations hereunder without the prior written consent of Company, which may be withheld in its sole discretion.

10.

Notices.  All notification and communications hereunder shall be in writing.  All notifications made to Company under this Agreement shall be made to the following address:

Stellar Biotechnologies, Inc.

332 East Scott Street

Port Hueneme, CA 93041

Attn:  Frank Oakes

All notifications made to Consultant shall be made to Consultant at the address set forth opposite Consultant’s name on the signature page hereof.

11.

Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of California.

12.

Modifications.  No modification, amendment, supplement to or waiver of this Agreement shall be binding upon the parties hereto unless made in writing and duly signed by both parties.

13.

Severability.  In the event any one or more of the provisions of this Agreement is held to be invalid or otherwise unenforceable, the enforceability of the remaining provisions shall be unimpaired.

14.

Entire Agreement.  This Agreement contains the entire agreement between the parties, and supersedes any and all prior and contemporaneous oral and written agreements.

15.

Counterparts.  This Agreement may be executed in separate counterparts and shall become effective when the separate counterparts have been exchanged between the parties.

[Signatures appear on the following page.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

STELLAR BIOTECHNOLGIES, INC.

____

CONSULTANT:

____
Daniel E. Morse

Address:

128 Via Alicia
Santa Barbara, CA 93455

<d_morse@lifesci.ucsb.edu>
Cell 805 252-4882

Exhibit A

Non Qualified Stock Option Agreement